Mail Stop 4561

May 26, 2006

Mr. Paul F. Folino
Chief Executive Officer
Emulex Corporation
3333 Susan Street
Costa Mesa, California

Re: **Emulex Corporation**
         Form 10-K for the Fiscal Year Ended July 3, 2005
         Form 10-Q for the Fiscal Quarter Ended October 2, 2005
         Form 10-Q for the Fiscal Quarter Ended January 1, 2006
         File No. 001-31353

Dear Mr. Folino:

        We have reviewed the above referenced filings and your response letter dated April 25, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 3, 2005

Consolidated Statement of Operations, page 54

1.   Your response to prior comment number 3 indicates that you plan to reclassify the amortization expense relating to core and developed technology as cost of sales in future filings. Explain how you concluded that this change should be accounted for prospectively rather than as the correction of an error in accordance with paragraphs 13 and 36 through 38 of APB Opinion 20. Please provide an analysis using SAB 99 that supports your conclusion not to amend prior Exchange Act Filings.

Form 8-K file April 27, 2006

2.   We note your response to prior comment number 4 and the non-GAAP financial
        measures disclosed in your Form 8-K filed on April 27, 2006. We do not believe that
        you have adequately addressed the usefulness of <u>each</u> non-GAAP measure presented.
        Note, Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP
        Financial Measures states, "companies must meet the burden of demonstrating the
        usefulness of any measure that excludes recurring items." Therefore, you must either
        demonstrate the usefulness of each non-GAAP measure or eliminate such measures from
        your disclosure based on this guidance. In this respect, clarify whether you reasonably
        believe it is probable that the financial impact of the amortization of intangible assets or
        stock-based compensation will become immaterial within a near-finite period.
        Additionally, please address the following specific items noted per your disclosure:

        ▪   Your disclosure states that you use non-GAAP financial measures to analyze the
            performance of your "core business". Explain why you believe that your core
            business does not include the expenses and gains/losses that are excluded from your
            non-GAAP results, when such items generally represent recurring expenses that
            result from your operating activities. Indicate why your core business "reflects the
            benefits of revenue generated from acquired businesses but … does not reflect the full
            non-cash cost of such acquisitions." It appears that there would be other non-cash
            cost of such acquisitions that are not being eliminated from each measure. Address
            why you believe that excluding certain non-cash charges is a proper reflection of your
            core business. Address why the measure includes the revenues but not all the cost
            associated with generating that revenue. Describe the economic substance behind
            management's decision to use each non-GAAP measure presented that excludes these
            non-cash charges.
        ▪   Your disclosure states that "excluding such amortization and impairment charges
            gives management and investors a clearer indication as to past results and expected
            future results." Clarify why you believe that your non-GAAP results provide a
            clearer indication of your past and future results than your results reported in
            accordance with GAAP.
        ▪   Your disclosure indicates that you believe excluding the impact of stock-based
            compensation expense allows management and investors to better compare the
            Company's results to those of your competitors. Clarify how your measure provides
            better comparability when the items (besides stock-based compensation) excluded in
            your non-GAAP measures may be different than items excluded in competitors' non-
            GAAP measures. Therefore, it would appear that this would be a material limitation
            in your use of your non-GAAP measures, not a reason why the information is useful.
        ▪   We note you eliminate stock-based compensation from gross profit, selling and
            marketing expenses, engineering and development expenses and general
            administrative expenses, and other measures. It is not clear how management uses
            this non-GAAP information to conduct or evaluate its business in each of the areas of
            operations (selling and marketing, general and administrative expensive, etc.). Stock

based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients overall compensation package, then how does management determine that an employees performance would remain unchanged such that it would not affect the Company's overall operations. For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

- Your disclosure indicates that you exclude the impact of gain/loss on repurchase of convertible subordinated notes as it is infrequent in occurrence. Explain how you concluded that such activity in not frequent when you have recorded gains from such transactions in your consolidated statement of operations for the last three fiscal years reported. We refer you to Regulation S-K, Item 10(e)(1)(ii)(B) and Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

- If you are able to meet the burden of demonstrating its usefulness, ensure that each non-GAAP measure presented has separate and distinct disclosures that completely satisfy the requirements outlined in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. It appears that some of the disclosure is being presented based on the adjustments to the non-GAAP measure instead of based on each non-GAAP measure included in the press release. That is, the non-GAAP gross profit and all other non-GAAP measures must satisfy the burden of demonstrating their usefulness individually and each non-GAAP measure must individually comply with the disclosure requirements outlined in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

Mr. Paul F. Folino
Emulex Corporation
May 26, 2006
page 4

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief